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                             July 29, 2022

       Larry Wu
       Chief Executive Officer
       GigaCloud Technology Inc.
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central
       Hong Kong

                                                        Re: GigaCloud
Technology Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed July 27, 2022
                                                            File No. 333-266058

       Dear Mr. Wu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Regulation
       Hong Kong, page 181

   1. We note your disclosure that at this time national laws of the PRC shall not be applied in
                                                        Hong Kong except for
those listed in Annex III of the Basic Law. Please amend your disclosure to also
include a discussion of the laws currently applicable in Hong Kong, if material.
 Larry Wu
FirstName
GigaCloud LastNameLarry
           Technology Inc.Wu
Comapany
July       NameGigaCloud Technology Inc.
     29, 2022
July 29,
Page  2 2022 Page 2
FirstName LastName
Annual Financial Statements
Notes to Consolidated Financial Statements
Note 13. Share-Based Compensation, page F-38

2. You disclose on page F-39 you repurchased 389,486 share options from Mr. Wu for consideration of US$2.435 million. It appears you recorded the entire amount of consideration as additional paid in capital per page F-7. Please explain to us the accounting basis for your treatment. In particular, explain to us your consideration of
         ASC 718-20-35-7 in regard to any compensation element of this transaction.
Interim Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 10. Ordinary Shares, page F-71

3. Please explain to us the basis in accounting for recording the shares issued to the Trust
         Holdcos as treasury shares. In your response, please explain, and disclose as appropriate, the business purpose for issuing shares to the trust beyond the disclosed purpose of holding the shares therein for and on behalf of participants in your equity incentive plans. In connection with this, explain to us and disclose as appropriate whether shares issued to the trust have been designated to specific accounts of the participants in the incentive plans. Also, explain to us how the Trust Holdcos relate to your organizational structure in the diagram on page 7. In particular, explain to us and disclose as appropriate whether or not you consolidate the Trust Holdcos and the basis for your treatment.

4. It appears from information in the filing the 4,765,903 ordinary shares issued to the Trust
         Holdcos were recorded at par value instead of their fair value at the date of issuance.
         Please explain to us the basis in accounting for your treatment.
Note 14. Earnings Per Share, page F-74

5. You disclose the ordinary shares issued to the Trust Holdcos (as treasury shares) are included in both the basic and diluted weighted average number of ordinary shares outstanding because they are entitled to dividend rights. Please explain to us the basis in accounting for your treatment.
 Larry Wu
GigaCloud Technology Inc.
July 29, 2022
Page 3

       You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Alyssa Wall at 202-551-8106 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



                                                        Sincerely,
FirstName LastNameLarry Wu
                                                        Division of Corporation
Finance
Comapany NameGigaCloud Technology Inc.
                                                        Office of Trade &
Services
July 29, 2022 Page 3
cc:       Benjamin Su
FirstName LastName